The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-112610
Subject to completion dated September 7, 2004

Prospectus supplement

(To prospectus dated March 19, 2004)

3,081,250 shares

Common stock

We are offering 1,000,000 shares of our common stock and the selling stockholders listed in this prospectus are offering 2,081,250 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “CATT.” On September 3, 2004, the last reported sale price of our common stock was $22.90 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Catapult Communications, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 462,187 additional shares.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-4 of this prospectus supplement and beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan

Adams Harkness C.E. Unterberg, Towbin

WR Hambrecht + Co

September      , 2004

Prospectus supplement

 Prospectus

S-i

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer up to 1,000,000 shares of our common stock, of which this offering is a part. In addition, the selling stockholders may sell up to 3,025,000 shares of our common stock, of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the common stock we may offer under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we and the selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where you can find more information” on page S-14 and “Information incorporated by reference” on page S-15 of this prospectus supplement before investing in our common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front covers of these documents.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” “the registrant” and “Catapult” refer to Catapult Communications Corporation, a Nevada corporation, and not to the selling stockholders.

S-ii

Prospectus supplement summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. You should pay special attention to the “Risk factors” beginning on page S-4 of this prospectus supplement and beginning on page 1 of the accompanying prospectus to determine whether an investment in our common stock is appropriate for you.

Catapult Communications Corporation

We design, develop, manufacture, market and support advanced software-based test systems for the global telecommunications industry. Our test systems, which incorporate advanced software and hardware, are designed to enable telecommunications equipment manufacturers and network operators to deliver complex equipment and services more quickly and cost-effectively, while helping to ensure interoperability and reliability. Our products assist customers in the design, integration, installation and acceptance-testing of a broad range of digital telecommunications equipment and services by performing a variety of test functions, including:

• design and feature verification;

• conformance testing;
• interoperability testing;
• load and stress testing; and
• monitoring.

Due primarily to continued research and development investment by equipment manufacturers and certain network operators and to increased spending on advanced wireless infrastructure, such as third generation, or 3G, networks, our revenues increased 22% to $42.6 million for the nine months ended June 30, 2004 from $35.0 million for the nine months ended June 30, 2003. Our net income increased 167% to $8.4 million for the nine months ended June 30, 2004 from $3.1 million for the nine months ended June 30, 2003.

We market our products primarily through our direct sales force, with offices in the United States, the United Kingdom, Germany, France, Finland, Canada and Japan. In July 2004, we announced the opening of a new sales office in China. In other markets, we utilize distributors. Our end customers include industry leaders such as Alcatel, AT&T Wireless Services, Inc., Evolium SAS, Fujitsu Limited, LM Ericsson, Lucent Technologies, Inc., Motorola, Inc., NEC Corporation, Nippon Telephone and Telegraph, Nokia Corporation, Nortel Networks Limited, NTT DoCoMo, Inc., Siemens AG and Vodafone Group Plc.

Our test system product line consists of three products: the DCT system, which we originally introduced in 1985 and have since extensively enhanced; the MGTS system, which we acquired with the Network Diagnosis Business, or NDB, from Tekelec in 2002; and the Chameleon protocol analyzer, which we announced in February 2004 and expect to release for beta testing in October 2004. The DCT and MGTS systems consist of advanced proprietary software and hardware interfaces running on third-party UNIX- and Linux-based workstations. Our newly introduced m5000 hardware interface has increased the capabilities of both the DCT and MGTS test systems to address the telecommunications industry’s need for higher load test performance. Our Chameleon protocol analyzer will broaden the range of products we offer to address in-field and lab protocol analysis and trouble-shooting.

When acquiring a test system from us, customers typically license one or more of our proprietary software modules and purchase proprietary hardware and ongoing software and hardware support. Our customers may upgrade their systems by purchasing additional proprietary software protocol test modules and hardware to meet new testing needs. Customers have the option either to purchase a third-party workstation from us or to provide their own workstation to us for configuration. Prices for DCT and MGTS systems vary from approximately $50,000 to over $250,000, depending upon the overall system configuration, including the number and type of software protocol modules and the number of physical interfaces required by the customer. We expect that prices for our Chameleon systems will range from approximately $30,000 to $45,000 depending upon the overall system configuration, including the third-party hardware platform required by the customer.

We maintain an extensive library of software modules that support a large number of industry standard protocols and we focus our technical resources on complex, high-level and emerging protocols, including:

• 3G, including UMTS and cdma2000;

• General Packet Radio Service (GPRS);
• Global Systems for Mobile Communications (GSM);
• Code Division Multiple Access (CDMA);
• IP Telephony (Voice over IP or VoIP);
• Asynchronous Transfer Mode (ATM); and
• Signaling System #7 (SS7).

Our extensive technical know-how and proprietary software development tools enable us to implement test support for new protocols and protocol variants rapidly in response to customer needs. Our products are easily configured to support a wide variety of digital testing functions, thereby reducing a customer’s need for multiple test systems. In addition, the multi-protocol capabilities of our test systems allow multiple testing operations to be performed simultaneously, helping our customers to accelerate their product development cycles.

Our objective is to become the leading supplier of advanced software-based test systems for the global telecommunications industry. To achieve this goal we are pursuing the following growth strategies:

• continue to extend the leadership of our existing product portfolio through aggressive sales, strong customer support and ongoing technical enhancements to support new protocols and protocol variants;

• continue to expand our addressable market by entering new geographies, as we recently have done by opening a sales and support office in China;

• continue to introduce next-generation testing systems based on our core technology;

• continue to foster close customer relationships and reduce customer development costs by collaborating with network operators and equipment manufacturers to address new test requirements;

• leverage our expertise in network simulation and monitoring to enter new testing areas, such as protocol analysis, which we will address with our new Chameleon product following its release; and

• pursue strategic acquisitions as appropriate opportunities may be identified.

We were incorporated in California in October 1985, reincorporated in Nevada in 1998, and have operations in the United States, the United Kingdom, Germany, France, Finland, Canada, Japan, China and Australia. We completed our initial public offering in 1999 and acquired NDB from Tekelec in 2002.

The offering

Shares offered by us	1,000,000 shares

Shares offered by the selling stockholders	2,081,250

Common stock to be outstanding after the offering	15,340,905

Use of proceeds	For general corporate purposes, to fund working capital requirements and for potential strategic acquisitions and investments. See “Use of proceeds” for more information about the intended use of the net proceeds from this offering.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Nasdaq National Market symbol	CATT

The number of shares of our common stock to be outstanding after this offering is based on 13,259,655 shares outstanding as of August 31, 2004, and reflects the issuance of 1,000,000 shares of our common stock to be sold by us and 1,081,250 shares of our common stock to be issued upon conversion of notes held by Tekelec prior to the completion of this offering. The number of shares of our common stock that will be outstanding after the offering excludes:

• an aggregate of 1,636,177 shares of common stock reserved for issuance upon exercise of outstanding options, at a weighted average exercise price of $14.16 per share; and

• an aggregate of 1,505,070 additional shares of common stock available for future issuance under our employee stock plans.

Unless otherwise noted, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider the information contained in “Risk factors” beginning on page 1 of the accompanying prospectus before investing in our common stock. In addition, you should consider the following supplemental risk factor.

We have experienced delays in completing our new Chameleon product, which could result in lost sales opportunities and lower financial results.

We originally introduced our new Chameleon product in February 2004 and announced our intention to begin shipping this product to customers in May 2004 for beta testing. However, due to delays associated with development and testing, we have postponed the expected shipping date for beta testing until October 2004. This delay may cause us to miss a portion of the market window for Chameleon as we believe that mobile telecommunications operators will make many of their key 3G maintenance procurement decisions during the next 18 months.

Summary consolidated financial data

The following consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statement of operations data for each of the three years ended September 30, 2001, 2002 and 2003 and the consolidated balance sheet data as of September 30, 2002 and 2003 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated balance sheet data as of September 30, 2001 has been derived from our audited consolidated financial statements, which are not incorporated by reference in this prospectus supplement or the accompanying prospectus. The consolidated statements of operations data for the nine months ended June 30, 2003 and 2004, and the consolidated statements of operations data for each of the seven quarters in the period ended June 30, 2004 and the consolidated balance sheet data as of the end of each quarter have been derived from unaudited consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

The as adjusted balance sheet data give effect to the issuance of 1,000,000 shares of our common stock to be sold by us at an assumed public offering price of $22.90 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and 1,081,250 shares of our common stock to be issued upon conversion of notes held by Tekelec prior to the completion of this offering.

Three Months Ended
(in thousands,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
except per share data)	2002	2003	2003	2003	2003	2004	2004

Consolidated statement of operations data:
Revenues:
Products	$7,985	$11,513	$8,344	$7,502	$8,421	$13,931	$11,267
Services	2,400	2,523	2,253	2,704	2,628	3,311	3,053

Total revenues	10,385	14,036	10,597	10,206	11,049	17,242	14,320
Cost of revenues:
Products	1,377	1,792	1,113	1,370	1,001	1,565	1,196
Services	697	761	669	698	720	911	787
Amortization of purchased technology	171	172	171	172	171	172	171

Total cost of revenues	2,245	2,725	1,953	2,240	1,892	2,648	2,154

Gross profit	8,140	11,311	8,644	7,966	9,157	14,594	12,166
Operating expenses:
Research and development	3,368	3,695	3,349	3,107	2,652	3,068	2,973
Sales and marketing	3,522	3,808	3,571	3,605	3,950	4,661	4,234
General and administrative	2,013	1,550	1,485	1,631	1,676	1,779	1,676
Restructuring costs	-	-	-	730	-	-	-

Total operating expenses	8,903	9,053	8,405	9,073	8,278	9,508	8,883

Operating income	(763)	2,258	239	(1,107)	879	5,086	3,283
Interest and other income, net	917	59	26	650	210	156	116

Income before income taxes	154	2,317	265	(457)	1,089	5,242	3,399
Provision for (benefit from) income taxes	43	649	(1,096)	(1,682)	174	712	476

Net income	$111	$1,668	$1,361	$1,225	$915	$4,530	$2,923

Net income per share—basic	$0.01	$0.13	$0.11	$0.10	$0.07	$0.35	$0.22
Net income per share—diluted	$0.01	$0.13	$0.10	$0.09	$0.07	$0.32	$0.20
Shares used in per share calculation:
Basic	13,065	12,984	12,863	12,879	12,904	13,000	13,139
Diluted	13,214	13,112	13,034	13,121	13,196	14,570	14,582

				Nine months
	Year ended September 30,			ended June 30,

(in thousands, except per share data)	2001	2002	2003	2003	2004

Consolidated statement of operations data:
Revenues:
Products	$34,689	$33,988	$35,344	$27,842	$33,619
Services	5,197	6,051	9,880	7,176	8,992

Total revenues	39,886	40,039	45,224	35,018	42,611
Cost of revenues:
Products	3,794	2,700	5,652	4,282	3,762
Services	591	1,172	2,825	2,127	2,418
Amortization of purchased technology	-	57	686	514	514

Total cost of revenues	4,385	3,929	9,163	6,923	6,694

Gross profit	35,501	36,110	36,061	28,095	35,917
Operating expenses:
Research and development	4,938	7,520	13,519	10,412	8,693
Sales and marketing	10,673	10,714	14,506	10,901	12,845
General and administrative	5,369	4,899	6,679	5,048	5,131
Restructuring costs	-	-	730	-	-
Purchased in-process research and development	-	1,400	-	-	-

Total operating expenses	20,980	24,533	35,434	26,361	26,669

Operating income	14,521	11,577	627	1,734	9,248
Interest and other income, net	2,334	1,208	1,652	1,002	482

Income from continuing operations before income taxes	16,855	12,785	2,279	2,736	9,730
Provision for (benefit from) income taxes	5,810	3,580	(2,086)	(404)	1,362

Net income from continuing operations	11,045	9,205	4,365	3,140	8,368
Loss from discontinued operations, adjusted for applicable benefit for income taxes of $46	-	(56)	-	-	-

Net income	$11,045	$9,149	$4,365	$3,140	$8,368

Net income per share—basic	$0.85	$0.70	$0.34	$0.24	$0.64
Net income per share—diluted	$0.83	$0.69	$0.33	$0.24	$0.58
Shares used in per share calculation:
Basic	12,933	13,039	12,948	12,971	13,014
Diluted	13,276	13,313	13,113	13,119	14,463

	September 30,			June 30, 2004

(in thousands)	2001	2002	2003	Actual	As adjusted

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$61,476	$35,365	$30,671	$46,483	$67,738
Working capital	61,517	28,852	16,629	28,844	67,399
Total assets	72,833	117,850	107,089	120,799	142,054
Convertible promissory notes	-	18,081	17,674	17,368	-
Other liabilities	9,343	26,804	12,794	16,016	16,084
Total liabilities	9,343	44,885	30,468	33,384	16,084
Total stockholders’ equity	63,490	72,965	76,621	87,415	125,970

Special note regarding forward-looking statements

Some of the information set forth in this prospectus supplement and the accompanying prospectus included or incorporated by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, we may make other written and oral communications from time to time that contain such statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our business or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, changes and trends in our business and the markets in which we operate as described in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions.

Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section of this prospectus supplement entitled “Risk factors,” in the section of the accompanying prospectus entitled “Risk factors” and under “Factors that may affect future results” in the documents we incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this prospectus supplement and the accompanying prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus supplement and the accompanying prospectus. Further, such forward-looking statements speak only as of the date on which such statements are made; except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that we will receive approximately $21.3 million in net proceeds from the sale of shares of our common stock in this offering, based on an assumed public offering price of $22.90 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use the net proceeds as follows:

• for general corporate purposes and to fund general working capital requirements; and

• to fund potential strategic acquisitions or investments.

We currently have no agreements or understandings with respect to any acquisitions or investments. We have not allocated any portion of the net proceeds from this offering to a specific purpose and will have broad discretion in how to use our net proceeds. Until we use the net proceeds from this offering as described above, we intend to temporarily invest the net proceeds in short-term investment grade securities.

Capitalization

The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of June 30, 2004:

• on an actual basis, and

• on an adjusted basis to reflect the issuance of 1,000,000 shares of our common stock to be sold by us at an assumed public offering price of $22.90 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and 1,081,250 shares of our common stock to be issued upon conversion of notes held by Tekelec prior to the completion of this offering.

	June 30, 2004

(in thousands except share and per share data)	Actual	As adjusted

Total cash, cash equivalents and short-term investments	$46,483	$67,738

Convertible promissory notes, principal amount payable	17,300	—
Unamortized valuation premium on convertible promissory notes	68	68

Total indebtedness	17,368	68
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; none issued and outstanding, actual or as adjusted	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized; 13,167,114 issued and outstanding (15,248,364, as adjusted)	13	15
Additional paid-in capital	23,503	62,056
Deferred stock-based compensation	(48)	(48)
Accumulated other comprehensive income	658	658
Retained earnings	63,289	63,289

Total stockholders’ equity	87,415	125,970

Total capitalization	$104,783	$126,038

The number of shares of our common stock outstanding as of June 30, 2004, in the actual and as adjusted columns in the table above excludes:

• an aggregate of 1,708,949 shares of common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $13.91 per share; and

• an aggregate of 1,526,445 additional shares of common stock available for future issuance under our employee stock plans.

Selling stockholders

The table below supplements the table appearing on page 12 under the heading “Selling stockholders” in the accompanying prospectus and sets forth the names of the selling stockholders and the number of shares which may be sold by the selling stockholders pursuant to this prospectus supplement and the accompanying prospectus. The percentage of outstanding shares beneficially owned before the offering is based on 13,259,655 shares of common stock outstanding as of August 31, 2004. The percentage of outstanding shares beneficially owned after the offering is based on 15,340,905 shares of common stock outstanding.

The information included below is based upon information provided by the selling stockholders. The table has been prepared on the assumption that the over-allotment option has not been exercised and that all of the shares offered under this prospectus supplement will be sold to unaffiliated parties. See “Underwriting.”

	Shares of common stock				Shares of common stock
	beneficially owned				beneficially owned
	prior to offering(1)				after the offering(1)
				Shares
Name of selling stockholder	Number		Percentage	offered	Number		Percentage

Richard A. Karp(2)	5,684,420	(3)	42.5%	500,000	5,184,420	(3)	33.5%
Nancy H. Karp(4)	1,972,438	(3)(5)	14.9%	500,000	1,472,438	(3)(5)	9.6
Tekelec	1,081,250	(6)	7.5	1,081,250	—		—

Total	8,738,108		60.4%	2,081,250	6,656,858		43.0%

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days after August 31, 2004 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each selling stockholder has sole voting and investment power with respect to the shares shown as beneficially owned.

(2) Dr. Richard A. Karp founded Catapult in 1985 and has served as our Chief Executive Officer and Chairman of the Board since inception and as President from inception to May 2000.

(3) Includes, in the case of Dr. Karp, 1,965,875 shares (of which 500,000 shares are offered hereby) beneficially owned by Ms. Nancy H. Karp with respect to which Dr. Karp has sole voting power pursuant to a Voting Trust Agreement. Under such Agreement, Ms. Karp placed all shares of our common stock that she owned into a voting trust of which Dr. Karp is the trustee. Ms. Karp also agreed to place shares that she may acquire in the future into the trust. Ms. Karp has the ability to sell the shares subject to the voting trust, which would terminate the voting trust as to any shares sold. The voting trust will expire in June 2013 unless sooner terminated by Dr. Karp’s resignation as trustee, his death or permanent disability, or sale or merger of Catapult. Dr. Karp and Ms. Karp were divorced in 1998. Also includes, in the case of Dr. Karp, (i) 78,330 shares held by trusts for the benefit of Dr. Karp’s children of which Dr. Karp is a trustee and (ii) 117,082 shares of common stock issuable upon exercise by Dr. Karp of stock options exercisable within 60 days after August 31, 2004.

(4) Ms. Nancy H. Karp has served as one of our directors since our inception and served as our Treasurer from inception to September 1997 and as our Secretary from inception to October 2002. From 1998 until 2002, she served as a consultant to Catapult.

(5) Includes 61,328 shares held by trusts for the benefit of Ms. Karp’s children of which Ms. Karp is a trustee. Also includes 6,563 shares of common stock issuable upon exercise by Ms. Karp of stock options exercisable within 60 days after August 31, 2004.

(6) These shares are issuable upon conversion of outstanding convertible promissory notes issued to Tekelec by one of our subsidiaries in connection with our acquisition of Tekelec’s Network Diagnostics Business in August 2002. These notes have an aggregate principal amount of $17,300,000, an extended maturity date of September 30, 2004, and a conversion price of $16.00 per share, subject to adjustment for certain events.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Name	Number of shares

J.P. Morgan Securities Inc.
Adams Harkness, Inc.
C.E. Unterberg, Towbin LLC
WR Hambrecht + Co, LLC

Total	3,081,250

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

Dr. Karp and Mrs. Karp have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 462,187 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

		Paid by us	Paid by selling stockholders

	Without over-	With over-allotment	Without over-	With over-allotment
	allotment exercise	exercise	allotment exercise	exercise

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at the public offering price less a concession not to exceed $           per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the public offering price. If all of

the shares are not sold at the public offering price, the representative may change the public offering price and the other selling terms.

Our common stock is traded on the Nasdaq National Market under the symbol “CATT”.

We and our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, options or warrants to acquire shares of common stock, or securities convertible into or exchangeable or exercisable for shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, or publicly announce an intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. In addition, our directors, executive officers and the selling stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during this period, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock. Such consent may be given at any time without public notice. The foregoing restrictions shall not apply to (i) the sale of the common stock offered pursuant to this prospectus supplement, (ii) the issuance of common stock to Tekelec upon conversion of notes held by Tekelec, (iii) the issuance of options granted under our existing stock option plans, (iv) the issuance of common stock upon the exercise of options granted under, or shares issued pursuant to, our existing stock option plans and stock purchase plan, (v) the issuance of common stock issued in connection with acquisitions provided that each recipient of common stock executes a lock-up agreement with J.P. Morgan Securities Inc. and (vi) the transfer of common stock or any security convertible into or exercisable or exchangeable for common stock as bona fide gifts or by will or intestacy provided that each recipient of common stock executes a lock-up agreement with J.P. Morgan Securities Inc.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common shares in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common shares in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common shares that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common share at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $500,000 excluding underwriting discounts and commissions.

In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates may, from time to time, engage in commercial and investment banking transactions with us or the selling stockholders.

Legal matters

The validity of the common stock offered by this prospectus will be passed upon for us and for the selling stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Henry P. Massey, Jr. has served as one of our directors since May 2001 and as our Secretary from October 2002 through January 2003. Mr. Massey is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our principal corporate counsel. Mr. Massey is the beneficial owner of 24,313 shares of our common stock, including 20,313 shares issuable upon exercise of options exercisable within 60 days after August 31, 2004.

The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

Where you can find more information

•  Government filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•  Stock market. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•  Information incorporated by reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

•  Registration statement. We have filed a registration statement under the Securities Act of 1933 with the SEC with respect to the shares to be sold hereunder. The accompanying prospectus has been filed as part of the registration statement. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

Information incorporated by reference

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus supplement the information contained in the following documents:

•  our annual report on Form 10-K for the fiscal year ended September 30, 2003.

•  our quarterly report on Form 10-Q for the three months ended December 31, 2003.

•  our quarterly report on Form 10-Q for the three months ended March 31, 2004.

•  our quarterly report on Form 10-Q for the three months ended June 30, 2004.

•  our current report on Form 8-K filed on September 7, 2004.

•  the description of our common stock, which is contained in our registration statement on Form 8-A filed on July 28, 1998 and any amendments or reports filed for the purpose of updating that description.

•  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus supplement and accompanying prospectus are sold.

•  the following financial statements of the Tekelec Network Diagnostics Division, which are contained in our Current Report on Form 8-K/ A filed on November 19, 2002:

(1) Combined Statement of Operations for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001 (unaudited); and

(2) Combined Statement of Cash Flows for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001 (unaudited); together with

(3) Notes to the Combined Financial Statements.

You may request free copies of these filings by writing or telephoning us at the following address:

Catapult Communications Corporation

160 South Whisman Road
Mountain View, California 94041
Attention: Investor Relations
(650) 960-1025

Information that we file later with the SEC and that is incorporated by reference into this prospectus supplement will automatically update information contained in this prospectus supplement or that was previously incorporated by reference into this prospectus supplement. You will be deemed to have notice of all information incorporated by reference in this prospectus supplement as if that information was included in this prospectus supplement.

Prospectus

1,000,000 shares

Catapult Communications Corporation

Common stock

2,500,000 shares of common stock

offered by selling stockholders

We may sell up to 1,000,000 shares of our common stock under this prospectus. In addition, the selling stockholders named in this prospectus may sell up to 2,500,000 shares of our common stock. The shares of common stock covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement, which will describe the terms of the specific offering. We urge you to read carefully this prospectus and the accompanying prospectus supplement before you make your investment decision.

Our common stock is listed on the Nasdaq National Market under the symbol “CATT”. On March 18, 2004, the last sale price of our common stock was $18.10 per share.

This offering involves material risks. See “Risk factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated March 19, 2004

About this prospectus	i
Forward-looking statements	i
The company	1
Risk factors	1
Use of proceeds	11
Selling stockholders	12
Plan of distribution	14
Description of securities to be registered	17
Legal matters	19
Experts	20
Where you can find more information	20
Information incorporated by reference	20

About this prospectus

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 1,000,000 shares of our common stock in one or more offerings. In addition, the selling stockholders named in this prospectus may sell up to 2,500,000 shares of our common stock. An additional 525,000 shares of our common stock have been registered for sale in connection with an over-allotment option if such an option is granted to any underwriters that may be utilized in connection with a specific offering. Each time we and/or the selling stockholders offer common stock, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference.”

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” “the registrant” and “Catapult” refer to Catapult Communications Corporation, a Nevada corporation, and not to the selling stockholders.

Forward-looking statements

Some of the statements in this prospectus and the documents incorporated herein by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our business or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, changes and trends in our business and the markets in which we operate as described in this prospectus, the documents incorporated

i

herein by reference and any supplement to this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions.

Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section of this prospectus entitled “Risk Factors” as well as in other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled “Risk Factors” in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus and in other documents that we subsequently incorporate by reference in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

We caution the reader that the risk factors contained in or incorporated into this prospectus may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict these new risk factors, nor can it assess the impact, if any, of these new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. In addition, management’s estimates of future operating results are based on our current business, which is constantly subject to change.

ii

The company

We design, develop, manufacture, market and support advanced software-based test systems offering integrated suites of testing applications for the global telecommunications industry. Our DCT, MGTS and LANCE products are digital communications test systems designed to enable equipment manufacturers and network operators to deliver complex digital telecommunications equipment and services more quickly and cost-effectively, while helping to ensure interoperability and reliability. Our advanced software and hardware assist customers in the design, integration, installation and acceptance testing of a broad range of digital telecommunications equipment and services. We market our products worldwide through both a direct sales force and distributors to industry leaders such as AT&T Wireless Services, Inc., Alcatel, Bellsouth Corporation, Fujitsu Limited, LM Ericsson, Evolium SAS, Lucent Technologies, Inc., Motorola, Inc., NEC Corporation, Nextel Communications, Inc., Nippon Telephone and Telegraph, Nokia Corporation, Nortel Networks Limited, NTT DoCoMo, Inc. and Siemens AG.

Our principal executive offices are located at 160 South Whisman Road, Mountain View, California 94041, and our telephone number at that address is (650) 960-1025.

Risk factors

You should carefully consider the risks described below before making a decision to invest in our securities. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks and you could lose all or part of your investment.

Risks related to our business

Our quarterly operating results may fluctuate significantly, and this may result in volatility in the market price of our common stock.

We have experienced, and anticipate that we will continue to experience, significant fluctuations in quarterly revenues and operating results. Our revenues and operating results are relatively difficult to forecast for a number of reasons, including:

• the variable size and timing of individual purchases by our customers;

• seasonal factors that may affect capital spending by customers, such as the varying fiscal year ends of customers and the reduction in business during the summer months, particularly in Europe;

• the relatively long sales cycles for our products;

• competitive conditions in our markets;

• exchange rate fluctuations;

• the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

• costs associated with developing and introducing new products;

• product life cycles;

• changes in the level of operating expenses relative to revenues;

• product defects and other quality problems;

• customer order deferrals in anticipation of new products;

• supply interruptions;

• changes in global or regional economic conditions or in the telecommunications industry;

• delays in purchasing decisions or customer orders due to customer consolidation;

• the ability to hire sales and technical personnel;

• changes in the mix of products sold; and

• changes in the regulatory environment.

Our revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales and service transactions with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 45 days after orders are received. As a result, we generally do not have a significant backlog of orders, and revenues in any quarter are substantially dependent on orders booked, shipped and installed in that quarter.

Most of our costs, including personnel and facilities costs, are relatively fixed; and our operating expenses are based on anticipated revenue. As a result, a decline in revenue from even a limited number of transactions, failure to achieve expected revenue in any quarter or unanticipated variations in the timing of recognition of specific revenues can cause significant variations in our quarterly operating results and could result in losses. We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Due to the factors described above, as well as other unanticipated factors, it is possible that in some future quarter our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our common stock may fall.

Historically, our revenues have been dependent upon a few significant customers, the loss of one or more of which could significantly reduce our revenues.

Our customer base is highly concentrated, and a relatively small number of companies have accounted for substantially all of our revenues to date. In our fiscal year ended September 30, 2003, our top five customers represented approximately 50% of total revenues. We expect that we will continue to depend upon a relatively limited number of customers for substantially all of our revenues in future periods, although no customer is presently obligated either to purchase a specific amount of products or to provide us with binding forecasts of purchases for any period. If we were to lose a significant customer or if a significant customer were to reduce, delay or cancel its orders, our operating results could be seriously harmed.

Our business is dependent on our customers outsourcing their telecommunications testing needs, and our business could be harmed if the market for outsourced testing solutions declines or fails to grow.

Our success will depend on continued growth in the market for telecommunications test systems and services and the continued commercial acceptance of our products as a solution to address the testing requirements of telecommunications equipment manufacturers and network operators. While most of our present and potential customers have the technical capability and financial resources to produce their own test systems and perform test services internally, to date, many have chosen to outsource a substantial proportion of their test system and service requirements. Our customers may not continue, and potential new customers may not choose, to outsource any of their test systems and service requirements. If the market for telecommunications test systems and services, or the demand for outsourcing, declines or fails to grow, or if our products and services are not widely adopted as a telecommunications test solution, our business, financial condition and operating results could be seriously harmed.

If we do not effectively manage our growth, our business and operating results could be adversely affected.

Our growth has placed, and is expected to continue to place, significant demands on our management, administrative and operational resources. To manage expansion effectively, we need to continue to develop and improve our operational and financial systems, sales and marketing capabilities and expand, train, retain, manage and motivate our employee base. Our systems, procedures or controls may not be adequate to support our operations and our management may not be able to successfully exploit future market opportunities or successfully manage our relationships with customers and other third parties. We may not continue to grow and, if we do, we may not effectively manage such growth. Any failure to manage growth could have an adverse effect on our business, financial condition and results of operations.

We face foreign business, political and economic risks because a significant portion of our sales is to customers outside the United States.

We derive a significant percentage of our revenues from customers outside of North America, and we maintain operations in six other countries. International sales and operations are subject to inherent risks, including:

•  longer customer payment cycles;

•  greater difficulty in accounts receivable collection;

•  difficulties in staffing and managing foreign operations;

•  changes in regulatory requirements or in economic or trade policy;

•  costs related to localizing products for foreign countries;

•  potentially weaker protection for intellectual property in certain foreign countries;

•  the burden of complying with a wide variety of foreign laws and practices, tariffs and other trade barriers; and

•  potentially adverse tax consequences, including restrictions on repatriation of earnings.

During the last three fiscal years, a significant portion of our international sales has been to customers in Japan. If economic conditions in Japan remain weak, our business, financial condition and results of operations could be materially adversely affected. In addition to our existing overseas operations, we expect to open an office in China in 2004. An inability to obtain necessary regulatory approvals in foreign markets on a timely basis could also have an adverse effect on our business, financial condition and results of operations.

A significant portion of our sales, including all our sales in Japan, is denominated in local currencies. Although we currently engage in hedging transactions with respect to receivables resulting from some inter-company sales, we may not continue to do so and our hedging activities may not be successful. Fluctuations in foreign currency exchange rates may contribute to fluctuations in our operating results. For example, changes in foreign currency exchange rates could adversely affect the revenues, net income, earnings per share and cash flow of our operations in affected markets. Similarly, such fluctuations may cause us to raise prices, which could affect demand for our products and services. In addition, if exchange or price controls or other restrictions are imposed in countries in which we do business, our business, financial condition and operating results could be seriously harmed.

We may not be able to achieve the anticipated benefits of any acquisitions we may make of other companies, products or technologies.

As part of our business strategy, we acquired Tekelec’s Network Diagnostics Business in 2002, and we may make further acquisitions of, or significant investments in, companies, products or technologies that we believe are complementary. Currently, no such acquisitions or investments are pending. Any such transactions would be accompanied by the risks commonly encountered in making acquisitions of companies, products and technologies. Such risks include, among others:

•  difficulties associated with assimilating the personnel and operations of acquired companies;

•  potential disruption of our ongoing business;

•  distraction of management and other resources;

•  integration of personnel and technology of an acquired company;

•  difficulties in evaluating the technology of a potential target;

•  inability to motivate and retain new personnel;

•  maintenance of uniform standards, controls, procedures and policies; and

•  impairment of relationships with employees and clients as a result of the integration of new management personnel.

We have limited experience in assimilating acquired companies or product lines into our operations. We may not be successful in overcoming these risks or any other problems encountered in connection with any such future acquisitions. Furthermore, any future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could seriously harm our business, financial condition and operating results or decrease the value of our common stock.

We face intense competition in our markets from more established test solutions providers, and if we are unable to compete successfully we may not be able to maintain or grow our business.

The market for our products is highly competitive. A number of our competitors are better known and have substantially greater financial, technological, production and marketing resources than we do. While we believe that the price/performance characteristics of our products are competitive, competition in the markets for our products could force us to reduce prices. Any material reduction in the price of our products without corresponding decreases in manufacturing costs and increases in unit volume would negatively affect our gross margins. Increased competition for our products that results in lower product sales could also adversely impact our upgrade sales. Our ability to maintain our competitive position will depend upon, among other factors, our success in anticipating industry trends, investing in product research and development, developing new products with improved price/performance characteristics and effectively managing the introduction of new products into targeted markets.

Our success depends on the continued growth of the telecommunications industry and increased use of our test solutions, and lack of growth in this industry could harm our business.

Our future success is dependent upon the continued growth of the telecommunications industry. The global telecommunications industry is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our test solutions by network operators and telecommunications equipment manufacturers. Industry-wide network equipment and infrastructure development driving the demand for our products and services may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of or reduction in consumer demand for advanced telecommunications products and services. Telecommunications equipment manufacturers and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products or services.

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to a significant extent upon the continuing services of our executive officers and other key employees. We do not have long-term employment agreements or non-competition agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or achieve our business objectives.

Our success also depends on our ability to identify, attract and retain qualified technical, sales, finance and management personnel. We have experienced, and may continue to experience,

difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

Our ability to deliver products that meet customer demand is dependent on our ability to meet new and changing requirements for telecommunications test systems and services.

The market for telecommunications test systems and services is subject to rapid technological change, evolving industry standards, rapid changes in customer requirements and frequent product and service introductions and enhancements.

Our future success will depend in part on our ability to anticipate and respond to these changes by enhancing our existing products and services and by developing and introducing, on a timely and cost-effective basis, new products, features and services that address the needs of our customer base. We may not be successful in identifying, developing and marketing new products, product enhancements and related services that respond to technological change or evolving industry standards or that adequately meet new market demands. In addition, because of the rapid technological change characteristic of the telecommunications industry, we may be required to support legacy systems used by our customers. As a result, this may place additional demands on our personnel and other resources and may require us to maintain an inventory of otherwise obsolete components.

Our test systems currently operate only on Sun Microsystems’s Solaris and the Linux operating systems. Our current and prospective customers may require other operating systems, such as Windows 2000 or Windows XP, to be used in their telecommunications test systems or may require the integration of other industry standards. We may not be able to successfully adapt our products to such operating systems on a timely or cost-effective basis, if at all. Our failure to respond to rapidly changing technologies and to develop and introduce new products and services in a timely manner could adversely affect our operations and overall profitability.

Our success will depend in part on whether a large number of telecommunications equipment manufacturers and network operators purchase our products and services. Because the telecommunications market is rapidly evolving, it is difficult to predict the future success of products and services in this market. The customers in this market use products from a number of competing suppliers for various testing purposes, and there has not been broad adoption of the products of one company. Our current or future products or services may not achieve widespread acceptance among telecommunications equipment manufacturers, network operators or other potential customers. In addition, our competitors may develop solutions that could render our products obsolete or uncompetitive. In the event the telecommunications industry does not broadly adopt our products or services or does so less rapidly than we expect, or in the event our products are rendered obsolete or uncompetitive by more advanced solutions, our business, financial condition and operating results could be seriously harmed.

Many of our suppliers are sole source or single source suppliers, and our inability to obtain adequate amounts of components from these suppliers could harm our business.

We purchase many key components, including certain microprocessors, workstations, bus interface and other chips, connectors and other hardware, from the sole supplier of a particular component. For other components, even though multiple vendors may exist, we may purchase components from only a single source. We do not have any long-term supply agreements with these vendors to ensure uninterrupted supply of these components. If our supply of a key component is reduced or interrupted, we might require a significant amount of time to qualify alternative suppliers and receive an adequate flow of replacement components. We may also need to reconfigure our products to adapt to new components, which could entail substantial time and expense. In addition, the process of manufacturing certain of these components is extremely complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations. These could negatively affect cost and timely delivery of our products. We have in the past experienced supply problems as a result of the financial or operational difficulties of our suppliers, shortages and discontinuations resulting from component obsolescence. Although to date we have not experienced material delays in product deliveries to our customers resulting from supply problems, such problems may recur or, if such problems do recur, we may not find satisfactory solutions. If we are unable to obtain adequate amounts of fully functional components or are otherwise required to seek alternative sources of supply, our relationship with our customers and our results of operations could be harmed.

We depend on a limited number of independent manufacturers, which reduces our ability to control our manufacturing process.

We rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturer. If our assembly services are reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services supply from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

The high level of complexity and integration of our products increases the risk of latent defects, which could damage customer relationships and increase our costs.

Our complex products may contain undetected errors or “bugs,” particularly when first introduced or when new versions are released. Errors may be found in future releases of our software. In addition, any such errors may generate adverse publicity, impair the market acceptance of these products, create customer concerns or adversely affect operating results due to product returns, the costs of generating corrective releases or otherwise.

We face exposure to product liability claims, which if successful could harm our business.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our license agreements may not be effective under the laws of certain jurisdictions, particularly since we sell a majority of our products internationally. Although we have not experienced any product liability claims to date, our sale and support of products may entail the risk of such claims. We may be subject to such claims in the future. A successful product liability claim brought against us could have a material adverse effect upon our business, financial condition and results of operations. If we fail to maintain adequate product liability insurance and if we were to lose a large uninsured claim, then such a loss could significantly harm our business, financial condition and operating results.

Our success is dependent on our ability to protect our intellectual property, and our failure to protect our intellectual property could have a significant adverse impact on our business.

Our success and ability to compete effectively are dependent in part upon our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws, as well as nondisclosure agreements and other contractual restrictions, to establish and protect our proprietary rights. To date, we have generally not sought patent protection for our proprietary technology. Patent protection may become more significant in our industry in the future. Likewise, the measures we undertake may not be adequate to protect our proprietary technology. To date, we have federally registered certain of our trademarks or copyrights. Our practice is to affix copyright notices on software, hardware and product literature in order to assert copyright protection for these works. The lack of federal registration of all of our trademarks and copyrights may have an adverse effect on our intellectual property rights in the future. Additionally, we may be subject to further risks as we enter into transactions in countries where intellectual property laws are unavailable, do not provide adequate protection or are difficult to enforce. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to duplicate aspects of our products or to obtain and use information that we regard as proprietary. Our steps to protect our proprietary technology may not be adequate to prevent misappropriation of such technology, and may not preclude competitors from independently developing products with functionality or features similar to our products. If we fail to protect our proprietary technology, our business, financial condition and results of operations could be harmed significantly.

We could become subject to litigation regarding intellectual property, which could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

The telecommunications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. While to date we have not been subject to claims of infringement or misappropriation of intellectual property by third parties, third parties may assert infringement claims against us. In addition, an assertion of infringement may result in litigation in which we may not prevail. Furthermore, any such claims, with or without merit, could result in substantial cost to us and diversion of our personnel. In addition, infringement claims may require us to develop new technology or require us to enter into royalty or licensing arrangements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us. Because we do not rely on patents to protect our technology, we will not be able to offer a license for patented technology in connection with any settlement of patent infringement lawsuits. If a claim of infringement or misappropriation against us were successful and we fail or are unable to develop non-infringing technology or license any infringed, misappropriated or similar technology at a reasonable cost, our business, financial condition and results of operations would be adversely affected. In addition, we indemnify our customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement for us to indemnify a customer may significantly harm our business, financial condition and operating results.

Our success depends on the timely development and introduction of new products.

Our future success will depend in part on our ability to anticipate and respond to changing industry standards and customer requirements by enhancing our existing products and services. We may need to develop and introduce, on a timely and cost-effective basis, new products, features and services that address the needs of our customer base. We may not be successful in identifying, developing and marketing new products, product enhancements and related services that respond to technological change or evolving industry standards or that adequately meet new market demands.

Risks related to our stock and the offering

Sales of substantial amounts of our common stock by our major stockholders and others could adversely affect the market price of our common stock.

Sales of substantial numbers of shares of common stock by our major stockholders in the public market could harm the market price for our common stock. As of January 31, 2004, Richard A. Karp, our Chief Executive Officer and Chairman of the Board, owned, directly or as trustee for his children, 3,651,463 shares of our common stock. At that date, Nancy H. Karp, one of our directors, owned, directly or as trustee for her children, 2,115,875 shares of our common stock. These shares are eligible for resale into the public market within the restrictions imposed by Rule 144 under the Securities Act of 1933. Sales of a significant amount of these shares could adversely affect the market price for our common stock.

In addition, as a result of the acquisition of Tekelec’s Network Diagnostics Business in 2002, in which Tekelec received convertible promissory notes that are convertible into shares of our common stock, Tekelec has the right to acquire 1,081,250 shares of our common stock. Tekelec also has certain contractual rights to require us to register these shares with the Securities and Exchange Commission for resale into the public market. If Tekelec does not sell all of its shares pursuant to this offering, these shares would also be eligible for resale into the public market within the restrictions imposed by Rule 144 under the Securities Act of 1933 or by exercising in the future their contractual rights to register their shares.

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control.

In recent years, the stock market in general and the market for technology stocks in particular, including our common stock, have experienced extreme price fluctuations. The market price of our common stock may be significantly affected by various factors such as:

•  quarterly variations in our operating results;

•  changes in our revenue growth rates as a whole or for specific geographic areas or products;

•  changes in earning estimates by market analysts;

•  the announcements of new products or product enhancements by us or our competitors;

•  speculation in the press or analyst community; and

•  general market conditions or market conditions specific to particular industries.

The market price of our common stock may experience significant fluctuations in the future.

Our principal stockholder effectively has the ability to take action that may adversely affect our business, our stock price and our ability to raise capital.

As of January 31, 2004, Dr. Richard A. Karp beneficially owned 5,808,091 shares or approximately 45% of our common stock outstanding, which includes 2,054,547 shares beneficially owned as of January 31, 2004 by Ms. Nancy H. Karp. Dr. Karp has voting control through a voting trust, but not dispositive power, with respect to the shares beneficially owned by Ms. Karp. As a result, Dr. Karp may have the ability to effectively control matters requiring approval by our stockholders, including the election of directors. Such a concentration of ownership and voting power may have the effect of delaying or preventing a change in the control of our company.

We have broad discretion in how we use the net proceeds to us from this offering, and we may not use these proceeds in a manner desired by our stockholders.

The principal purposes of this offering are to obtain additional working capital, facilitate future access to public capital markets, provide liquidity to existing stockholders, enhance our ability to acquire other businesses or technologies and attract and retain key personnel. The anticipated net proceeds to us from this offering have not been designated for specific uses. Accordingly, our management will have broad discretion with respect to the use of these funds.

Provisions in our charter documents and Nevada law could prevent or delay a change in the control of our company and may reduce the market price of our common stock.

Nevada law, our articles of incorporation and our bylaws contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of our common stock. In addition, our board of directors is authorized to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that may be superior to those of the common stock and that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock or rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.

Use of proceeds

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of common stock that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes, including (but not limited to) working capital, capital expenditures, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We will not receive any proceeds from any sales by the selling stockholders of their shares of common stock. Additional information on the use of proceeds from the sale of common stock offered by this prospectus may be set forth in the applicable prospectus supplement relating to such offering. Our management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate.

Selling stockholders

We are registering shares of common stock covered by this prospectus for resale by our two largest stockholders, Richard A. Karp and Nancy H. Karp, and by Tekelec. Tekelec has the right to convert promissory notes issued by one of our subsidiaries into 1,081,250 shares of our common stock. The term “selling stockholders” refers to these three parties, along with any pledgees, donees, transferees, heirs or other successors in interest who may later hold the selling stockholders’ interests who are selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

The following table sets forth information with respect to the number of shares of common stock beneficially owned by each of the selling stockholders as of January 31, 2004.

	Shares beneficially owned			Number of shares	Shares beneficially owned
	prior to offering(1)			which may be sold	after offering(1)
Name of selling				pursuant to this
stockholder	Number		Percentage	prospectus(2)	Number		Percentage

Richard A. Karp(3)	5,808,091	(4)	44.61%	709,375	5,098,716(4)		33.77%
Nancy H. Karp(5)	2,119,936	(4)(6)	16.41%	709,375	1,410,561(4	)(6)	9.40%
Tekelec	1,081,250	(7)	7.72%	1,081,250	0		0%

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days after January 31, 2004 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each selling stockholder has sole voting and investment power with respect to the shares shown as beneficially owned. The percentages of beneficial ownership are based on 12,916,462 shares of our common stock outstanding as of January 31, 2004 and 14,997,712 shares of common stock outstanding after completion of the offering (assuming no exercise of any overallotment option that may be granted to any underwriter in connection with the offering and assuming no exercise of options after January 31, 2004).

(2) The registration statement of which this prospectus is a part also covers any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(3) Dr. Richard A. Karp founded Catapult in 1985 and has served as our Chief Executive Officer and Chairman of the Board since inception and as President from inception to May 2000.

(4) Includes, in the case of Dr. Karp, 2,054,547 (which includes 709,375 shares which may be sold pursuant to this prospectus) shares beneficially owned by Ms. Nancy H. Karp with respect to which Dr. Karp has sole voting power pursuant to a Voting Trust Agreement. Under such Agreement, Ms. Karp placed all shares of our common stock that she owned into a voting trust of which Dr. Karp is the trustee. Ms. Karp also agreed to place shares that she may acquire in the future into the trust. Ms. Karp has the ability to sell the shares subject to the voting trust, which would terminate the voting trust as to any shares sold. The voting trust will expire in June 2013 unless sooner terminated by Dr. Karp’s resignation as trustee, his death or permanent disability, or sale or merger of Catapult. Dr. Karp and Ms. Karp were divorced in 1998.

Also includes, in the case of Dr. Karp, (i) 78,330 shares held by trusts for the benefit of Dr. Karp’s children of which Dr. Karp is a trustee and (ii) 102,081 shares of common stock issuable upon exercise by Dr. Karp of stock options exercisable within 60 days after January 31, 2004.

(5) Ms. Nancy H. Karp has served as one of our directors since our inception and served as our Treasurer from inception to September 1997 and as our Secretary from inception to October 2002. From 1998 until 2002, she served as a consultant to Catapult.

(6) Includes 61,328 shares held by trusts for the benefit of Ms. Karp’s children of which Ms. Karp is a trustee. Also Includes 4,061 shares of common stock issuable upon exercise by Ms. Karp of stock options exercisable within 60 days after January 31, 2004.

(7) These shares are issuable upon conversion of outstanding convertible promissory notes issued to Tekelec by one of our subsidiaries in connection with our acquisition of Tekelec’s Network Diagnostics Business in August 2002. These notes have an aggregate principal amount of $17,300,000, mature on August 30, 2004, and have a conversion price of $16.00 per share, subject to adjustment for certain events.

In addition to sales pursuant to this prospectus, each selling stockholder may sell, transfer or otherwise dispose of all or a portion of the shares owned by such selling stockholder in a transaction or a series of transactions exempt from the registration requirements of the Securities Act of 1933, including transactions pursuant to Rule 144 under the Securities Act of 1933.

Plan of distribution

We may sell shares of our common stock, and the selling stockholders may sell shares of our common stock, through underwriters, agents, dealers, or directly to one or more purchasers. Any participating underwriters, dealers and agents will be registered broker-dealers or associated persons of registered broker-dealers. We and the selling stockholders may distribute the common stock from time to time in one or more transactions, including block transactions and transactions on The Nasdaq National Market or any other organized market where the common stock may be traded. The common stock may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

We may permit the selling stockholders or their transferees, pledgees, donees, heirs or other successors to sell our common stock pursuant to this prospectus in conjunction with an offering by us. If selling stockholders sell our common stock pursuant to this prospectus, a prospectus supplement, if required, will set forth information required by the SEC rules and regulations regarding the selling stockholders. The selling stockholders may also resell all or a portion of their common stock in reliance upon Rule 144 under the Securities Act of 1933, including where appropriate pursuant to written trading plans designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934.

The prospectus supplement for the common stock we and/or the selling stockholders sell will describe that offering, including:

• the identity of any underwriters, dealers or agents who purchase common stock, as required;

• the amount of common stock sold, the public offering price and consideration paid, and the proceeds we and/or the selling stockholders will receive from that sale;

• the place and time of delivery for the common stock being sold;

• whether or not the common stock will trade on The Nasdaq National Market or any securities exchanges;

• the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

• the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

• any other material terms of the distribution of common stock.

Use of underwriters, agents and dealers

We and/or the selling stockholders may offer the common stock to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we and/or the selling stockholders will execute an underwriting agreement with those underwriters relating to the common stock to be sold and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of the securities subject to the underwriting agreement if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

We and/or the selling stockholders may authorize underwriters to solicit offers by institutions to purchase the common stock subject to the underwriting agreement at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we and/or the selling stockholders sell common stock under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Underwriters may sell the common stock to or through dealers. Alternatively, we and/or the selling stockholders may sell the common stock with this prospectus directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such common stock to the public at varying prices to be determined by the dealers at the time of the resale.

We and/or the selling stockholders may also sell the common stock offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of the common stock who may be deemed to be an underwriter under the federal securities laws, and describe in the prospectus supplement any commissions or discounts payable by us and/or the selling stockholders to these agents. Any such agents will be obligated to purchase all of those securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

In connection with the sale of the common stock offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the common stock for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements.

Selling stockholders, underwriters, dealers, agents or purchasers that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the common stock may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

To facilitate the offering of our common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate, and short covering transactions and penalty bids. Over-allotment transactions involve sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters or other persons participating in the offering at any time.

Underwriters and purchasers who are deemed underwriters will be subject to the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of our shares to engage in market-making activities with respect to those shares. In addition, the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of our common stock in the market. All of the foregoing may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock.

Indemnification and contribution

We and/or the selling stockholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act of 1933, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

We have agreed to indemnify Tekelec against certain liabilities under the Securities Act of 1933 with respect to liabilities arising out of untrue statements or alleged untrue statements (or omissions or alleged omissions) of a material fact in a registration statement under which Tekelec’s shares of our common stock are to be registered, the prospectus contained therein or any amendment or supplement thereto.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, they may be subject to the prospectus delivery requirements of the Securities Act of 1933.

Description of securities to be registered

As of January 31, 2004, our authorized capital stock consists of 40,000,000 million shares of common stock, par value $0.001 per share, and 5,000,000 million shares of preferred stock, par value $0.001 per share. As of January 31, 2004, 12,916,462 shares of common stock were issued and outstanding (not including treasury shares) and no shares of preferred stock were issued and outstanding.

The following summary is a description of the material terms of our capital stock and does not purport to be complete. You should read our articles of incorporation and bylaws, which we have previously filed with the SEC. For information regarding how you can receive copies of these documents, please see “Where You Can Find More Information.”

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities, subject to preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred stock

Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock in one or more series. Our charter also authorizes our board of directors to determine, by resolution, the voting powers, and designations, preferences and other rights, if any, and the qualifications, limitations or restrictions thereof, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Nevada law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Nevada anti-takeover statutes

We are subject to the provisions of Sections 78.411 through 78.444 of the General Corporation Law of Nevada. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An “interested stockholder” is a person who, directly or indirectly, owns (or within the prior three years did own) 10% or more of the corporation’s voting stock.

Nevada has also adopted a “control shares” statute that limits the acquisition of a “controlling interest” in the corporation, as defined in the statute. This statute is designed to prevent an “acquiring person” from gaining voting control of the corporation without the approval of the corporation’s stockholders. It provides that an acquiring person obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders. Nevada’s control shares statute applies to any issuing corporation that has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. We did not meet this requirement prior to this offering.

Registration rights

On August 30, 2002, in connection with our purchase of Tekelec’s Network Diagnostics Business, we entered into a Registration Rights Agreement with Tekelec. Under the Registration Rights Agreement, we granted to Tekelec the right to register under the Securities Act of 1933 the shares of common stock issuable to Tekelec upon conversion of convertible promissory notes issued August 30, 2002 by one of our subsidiaries with an aggregate principal amount of $17,300,000. In particular, under the Registration Rights Agreement, Tekelec has the right to demand the registration of the shares issuable on conversion of its notes at any time after June 30, 2003. Tekelec also has the right to include the shares issuable on conversion of its notes at any time after January 15, 2004 in any registration statement we prepare, other than a shelf registration statement.

In the event that Tekelec exercises its rights under the Registration Rights Agreement, we have agreed to pay certain of Tekelec’s expenses. We have also agreed to indemnify Tekelec against various liabilities associated with such registration.

Although we believe that the Registration Rights Agreement does not entitle Tekelec to participate in any offering we may make under this prospectus, because it was filed as part of a shelf registration statement, we have agreed to include Tekelec as a selling stockholder on terms similar to those to which Tekelec would be entitled under the Registration Rights Agreement if the offering were not part of a shelf registration statement. These terms include payment of Tekelec’s registration expenses (other than underwriting discounts and commissions) and indemnification of Tekelec against various liabilities that could be associated with an offering under this prospectus. We believe that including Tekelec as a selling stockholder will permit us to conduct a more coordinated offering than if Tekelec were to exercise its demand registration rights at a time that might not be convenient for us.

Further, although Dr. Karp and Mrs. Karp have no contractual rights to require the registration of their shares, we have offered to register a portion of their shares and to pay their offering expenses (other than underwriting discounts and commissions). Our board of directors believes that it is desirable to facilitate the proposed sales by Dr. and Mrs. Karp to encourage more widespread ownership of our common stock and thus to provide a more liquid market for our stock.

To formalize our understanding with the selling stockholders with respect to the registration of the shares of common stock offered with this prospectus, we have entered into an agreement with the selling stockholders that includes the following additional principal terms:

• While the registration statement of which this prospectus is a part is effective and available for use by Tekelec, Tekelec will not exercise its rights under the Registration Rights Agreement to require us to register the common stock issuable upon conversion of its notes or conduct any sales of its shares other than under such registration;

• if the shares are sold pursuant to an underwritten offering, any limitation on the number of shares to be included in an underwritten offering will be applied first equally to the shares offered for sale by Dr. and Mrs. Karp, and then pro rata to the shares offered for sale by Tekelec and by us;

• if the shares are sold pursuant to an underwritten offering, any over-allotment option will be exercisable first for the shares offered for sale by Tekelec (unless all of such shares shall have been included in such underwriting), second equally for the shares offered for sale by Dr. and Mrs. Karp, and finally for the shares offered for sale by us;

• if (a) Tekelec has not converted its notes in their entirety into common stock by August 28, 2004, and (b) the five-day average closing price of our common stock on the Nasdaq Stock Market on August 28, 2004 equals or exceeds $15.00, then Tekelec may extend the maturity dates of its notes from August 30, 2004 until September 30, 2004;

• from August 1, 2004; or earlier if any market standoff agreement (as described below) following an underwritten sale of shares has expired; until September 30, 2004, the resale limitations imposed on Tekelec under the Registration Rights Agreement (limiting Tekelec to selling no more than 500,000 shares in any 30-day period) shall not apply, but shall apply thereafter for consecutive 30-day periods while the registration statement of which this prospectus is a part remains effective;

• we agree to provide Tekelec with a resale prospectus under the registration statement of which this prospectus is a part to allow Tekelec to sell its shares beginning (a) on August 1, 2004 in the event no underwritten offering has taken place by that date, or (b) on the date of termination of any market standoff provision that may be applicable to Tekelec in the event that an underwritten offering has been completed prior to August 1, 2004 but Tekelec still holds shares (or the right to convert its notes into shares) following the completion of such offering; and

• the selling stockholders have agreed that, in connection with an underwritten offering of our securities, they will not, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, gift, pledge or grant any options or rights with respect to, any of our securities (other than those included in such registration statement, if any) now or hereafter acquired by them or with respect to which they have or acquire the power of disposition without our prior written consent and such underwriters for such period of time (not to exceed 14 days prior to the date such offering is expected to commence and 90 days after the date of the final prospectus delivered to the underwriters for use in confirming sales in such offering) as we or our underwriters may request.

Legal matters

The validity of the common stock offered by this prospectus will be passed upon for us and for the selling stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Henry P. Massey, Jr. has served as one of our directors since May 2001 and as our Secretary from October 2002 through January 2003. Mr. Massey is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our principal corporate counsel. Mr. Massey is the beneficial owner of 19,624 shares of our common stock, including 15,624 shares issuable upon exercise of options exercisable within 60 days after January 31, 2004.

Experts

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Network Diagnostics Division of Tekelec (A Wholly Owned Operation of Tekelec) incorporated in this prospectus by reference to Catapult Communications Corporation’s Current Report on Form 8-K/ A filed on November 19, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

• Government filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

• Stock market. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

• Information incorporated by reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

• Registration statement. We have filed a registration statement under the Securities Act of 1933 with the SEC with respect to the shares to be sold hereunder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

Information incorporated by reference

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

• Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

• Our Quarterly Report on Form 10-Q for the three months ended December 31, 2003.

• The description of our common stock, which is contained in our registration statement on Form 8-A filed on July 28, 1998 and any amendments or reports filed for the purpose of updating that description.

• The following financial statements of the Tekelec Network Diagnostics Division, which are contained in our Current Report on Form 8-K/ A filed and November 19, 2002:

(1) Combined Statement of Operations for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001 (unaudited); and

(2) Combined Statement of Cash Flows for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001 (unaudited); together with

(3) Notes to the Combined Financial Statements.

You may request free copies of these filings by writing or telephoning us at the following address:

Catapult Communications Corporation

160 South Whisman Road
Mountain View, California 94041
Attention: Investor Relations
(650) 960-1025

3,081,250 shares

Common stock

Prospectus supplement

(To prospectus dated March 19, 2004)

JPMorgan

Adams Harkness C.E. Unterberg, Towbin

WR Hambrecht + Co

September      , 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.